1011 BEACH AIRPORT ROAD
CONROE TEXAS 77301
PHONE: 936-539-5770
FAX: 936-539-2990

VIA EDGAR

October 27, 2008

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W., Stop 4-5
Washington, D.C. 20549
Mail Stop 7010

RE:	Shumate Industries, Inc.
Form 10-KSB/A for the fiscal year ended December 31, 2007
Form 10-Q for the period ended June 30, 2008
File No. 0-30291

Dear Mr. Decker:

Set forth below are the responses of Shumate Industries, Inc., a Delaware corporation (“Shumate”), to the comments delivered by your office (the “Staff”) pursuant to that letter dated September 19, 2008 (the “Letter”). The responses below are keyed to the comment numbers contained in the Letter

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	The Staff’s comment is noted.

Consolidated Statements of Cash Flows, page 41

2.
In referring back to the Company’s response to prior comment 7, the $225,000 in offering costs is comprised of two components. The $70,000 related to the attempted acquisition of Sunbelt as discussed in Note 15 was expensed in connection with accounting for other costs associated with the attempted acquisition, thus it impacts the Statement of Cash Flows in the Net Loss line. The $155,000 that was recorded as deferred finance charges is part of the “Other Asset” net change included in the Operating section. After reviewing EITF 95-13, the Company now recognizes that these costs would be more properly presented in the Financing Activity section and will do so in future filings.

1011 BEACH AIRPORT ROAD
CONROE TEXAS 77301
PHONE: 936-539-5770
FAX: 936-539-2990

Notes to the Financial Statements

Note 7 - Notes Payable - Stillwater National Bank, page 46

3.
Shumate contends that its accounting treatment regarding the $2,000,000 debt forgiveness is appropriate.  In reviewing Footnote 1 to paragraph 20 of APB 26, that footnote states, in relevant part, the following:  “Moreover, extinguishment transactions between related entities may be in essence capital transactions.” [Emphasis added.]  The language indicates that reflecting debt forgiveness as paid-in capital is not mandatory, but depends on the facts and circumstances underlying the transaction.

Shumate reiterates that Stillwater was not a related party when it agreed to forgive $2,000,000 if Shumate was able to raise $1,500,000 in equity capital.  As Shumate has previously advised the Staff, before the October 19, 2005 reorganization, Stillwater had verbally agreed to forgive $2,000,000 of indebtedness if Shumate was able to raise $1,500,000 in equity capital.  This agreement was not in writing and not part of the reorganization documentation, in part because this information was not communicated to the attorneys for the bank and for Shumate prior to the reorganization closing.  However, the third recital of the First Amendment to Loan Agreement and Guarantors’ Consent dated March 31, 2006 states that “the Lender agreed to forgive $2,000,000.00 of the indebtedness if [Shumate was] able to raise $1,500,000 in equity capital…”  The word “agreed” is in the past tense in this recital, and it is an actual reference to the verbal arrangement that was in place between Stillwater and Shumate prior to the reorganization.

Shumate has made a diligent investigation to locate any further documentation in its possession, custody, and control that evidences the agreement with Stillwater, and notwithstanding such investigation, is unable to locate any such further documentation.  However, Shumate is confident that its recollection regarding the arrangement with Stillwater is accurate, and that recollection is consistent with how Shumate accounted for the transaction in the first quarter of 2006, when its recollection was much fresher than now.

1011 BEACH AIRPORT ROAD
CONROE TEXAS 77301
PHONE: 936-539-5770
FAX: 936-539-2990

In sum, the nature of the genesis of this transaction is the result of ongoing, adversarial negotiations between Shumate and Stillwater, as opposed to an insider recharacterizing an insider loan as a capital contribution.  This was an outside, independent bank who had never exercised managerial control over Shumate agreeing to a deal in an out-of-bankruptcy reorganization.

Note 11 - Common Stock, page 48

4.
We respectfully contend that the $637,426 shown on the statement of cash flows as net proceeds from the sale of common stock is correct. Shumate’s disclosures in Note 11 could have included additional information to provide increased clarity concerning both the gross and the net proceeds from the equity transactions.

Accordingly, we intend to include the table and text underneath in future filings:

Gross Proceeds from Warrant Exchange Offering in Q1	752,570
Gross Proceeds from Other Warrant Exercises in Q3	17,190
Total Gross Proceeds	769,760

Legal Fees associated with Warrant Exchange Equity Transaction	41,556
Roadshow Expenses for Warrant Exchange Offering	10,009
Investment Banking Agreement Warrant Solicitation Fee	16,759
Finder's Fee for Offering	64,010
Total Costs of Raising Capital	132,334

Net Proceeds shown on Stmt of Cash Flows	637,426

“In summary, the Company received gross proceeds of $769,760 from the March and August 2007 capital transactions. These proceeds were offset by $132,333 of costs incurred to support the raise of capital including legal expenses, solicitation expenses and a finder’s fee”.

1011 BEACH AIRPORT ROAD
CONROE TEXAS 77301
PHONE: 936-539-5770
FAX: 936-539-2990

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2008

General

5.	The Staff’s comment is noted for future filings.

Consolidated Statement of Operations, page 3

6.
Upon further analysis of EITF 98-5, the Company has determined that the amortization expense related to the beneficial conversion feature associated with the 2007 convertible loans is more appropriately reported as interest expense instead of selling, general and administrative. The Company will make this adjustment in all future filings.

Notes to the Financial Statements

Note 4 - Notes Payable, page 8

7.
EITF 96-19 states that “an exchange of debt instruments with substantially different terms is a debt extinguishment…”. The Task Force provides three criteria to determine if the new terms are “substantially” different whereby satisfaction of any of the conditions results in the debt exchange being classified as “substantial” and thus a debt extinguishment. Criterion #2 and #3 are related to embedded conversion options and thus are not applicable or satisfied as neither the original or amended terms contain embedded conversion options. Criterion #1 states that the debt exchange is considered substantial if “the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument”. The amendments from both January 2008 and June 2008 extended the payment terms, maturity date and included additional principal. Pursuant to the guidelines provided in EITF 96-19, any additional principal is subtracted from the present value of the new loan prior to determining this calculation. As a result, the remaining amendments do not change the present value of the loan. Therefore, this criterion is also not met. In summary, we respectfully contend that the Company’s accounting for these transactions as a modification versus extinguishment is correct.

1011 BEACH AIRPORT ROAD
CONROE TEXAS 77301
PHONE: 936-539-5770
FAX: 936-539-2990

8.
EITF 86-30 provides guidance on the classification of debt when a violation is waived by the Creditor. The company disclosed that the Creditor had not issued a waiver for the June 30, 2008 period therefore we respectfully contend that EITF 86-30 is not applicable. In determining the appropriate accounting treatment, we refer back to the company’s response to Item #5 in its September 5, 2008 response letter. In such letter, we stated that the Company relied on provision in Statement 6 which states “…short-term obligations expected to be refinanced on a long-term basis shall be excluded from current liabilities only if the enterprise intends to refinance the obligation on a long-term basis and has the demonstrated ability to consummate the refinancing.” Beginning in January, 2008, and continuing through October 2008, the Company was in discussion with the Stillwater National Bank on various alternatives to refinancing the debt thereby exhibiting the Company’s intent to refinance the debt obligation. In addition, we contend that Stillwater exhibited a desire to refinance the debt via the January amendment, the new loans in May and June 2008 along with the continued forbearance on the covenant violations. Stillwater’s continued financing, discussions and negotiations with the Company emboldened our position that we had the ability to consummate a refinancing. In fact, as of the date of this response the majority of the debt owed to Stillwater by the Company, including our previous $5 million term note, has been extinguished and all remaining obligations have been restructured under a new loan agreement with extended payment terms.

1011 BEACH AIRPORT ROAD
CONROE TEXAS 77301
PHONE: 936-539-5770
FAX: 936-539-2990

Note 6 - Sale Leaseback, page 10

9.	Upon reviewing the Staff’s comments, the company will include the tables below in future filings:

In support of the gain realized, the following table will be added:

Sales Price	$2,180,000

Less:
Basis in Asset	- 1,726,949
Sales commission paid on the sale of the Asset	- 100,280
Loan Origination Fees	- 17,800
Title Insurance	- 10,829
Other Closing Costs	- 20,111

Gain on Sale	$304,031

In support of the cash received, the following table will be added:

Sales Price	$2,180,000

Less:
Settle amount owed on the purchase of the Asset	- 1,719,978
Sales commission paid on the sale of the Asset	- 100,280
Loan Origination Fees	- 17,800
Title Insurance	- 10,829
Prorated County Taxes	- 9,247
Other Closing Costs	- 2,249

Gain on Sale	$319,617

FORM 8-K FILED ON SEPTEMBER 5, 2008

10.
Please note that the Company included pro forma financial information under Item 9.01 (b) with its Current Report on Form 8-K dated October 8, 2008 and filed October 14, 2008 disclosing the closing of the sale of Shumate Machine Works, Inc.

1011 BEACH AIRPORT ROAD
CONROE TEXAS 77301
PHONE: 936-539-5770
FAX: 936-539-2990

11.
The Company appreciates the Staff raising this comment and the Company intends to take this into account in the preparation of its financial statements for the quarter ended September 30, 2008 and the year ended December 31, 2008.

Please be advised that Shumate has endeavored to respond fully to each of the Staff’s comments. We acknowledge and understand that any comment from the Staff regarding these issues would not be binding and would not commit the Staff in any manner. Further, Shumate acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Shumate may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to Shumate’s responses above. You can contact the undersigned at (936) 539-9533. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Matthew Flemming
Matthew Flemming
Chief Financial Officer
Shumate Industries, Inc.